BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

August 25, 2023

The following changes were made in this Amendment:

<u>Changes to Principals</u>

CATHERINE POMBIER BESSANT – Removed

GEORGE CARL CARP – Removed

GEOFF HUSON – Deputy CEO was added to his list of Title(s)